Exhibit (a) (3)
[Dana Letterhead]

EMPLOYEE MESSAGE  o  July 22, 2003


TO THE PEOPLE OF DANA:

After a thorough review process, including consultation with our financial and legal advisors, your Board of Directors today rejected ArvinMeritor's unsolicited offer for Dana Corporation.

In short, we believe that ArvinMeritor's offer is a financially inadequate, high-risk proposal that is contrary to the best interests of Dana or its shareholders.

I'll expand on the reasons for the Board's response, but first let me recap the events that led to this decision.

On July 9, 2003, ArvinMeritor launched an unsolicited tender offer for all outstanding shares of Dana common stock at a price of $15.00 per share.

Dana's Board of Directors subsequently conducted a thorough review of the offer and, upon conclusion of this process, today filed a Schedule 14D-9 response with the Securities and Exchange Commission recommending that Dana shareholders reject the offer and not tender their stock in response to this offer.
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I know that many of you may have questions about our response to ArvinMeritor, and I'd like to take this opportunity to explain our Board's decision in greater detail.

WHY DID THE BOARD REJECT ARVINMERITOR'S OFFER?
Our Board rejected ArvinMeritor's offer because it was found to be a financially inadequate, high-risk proposition that is not in the best interests of the company or its shareholders. In addition, the Board cited the significant financing risks and serious antitrust concerns raised by the offer that could prevent its completion.

WHAT ARE THE KEY FACTS?
Here are the key facts you should know about ArvinMeritor's offer:

1. ARVINMERITOR'S OFFER WAS INADEQUATE, FROM A FINANCIAL POINT OF VIEW, to the holders of Dana common stock, as indicated in the opinions, dated July 21, 2003, that the Board of Directors received from its financial advisors, Credit Suisse First Boston LLC and Deutsche Bank Securities Inc.

2. DANA'S RESTRUCTURING AND TRANSFORMATION EFFORTS ARE PRODUCING POSITIVE RESULTS. Management has reported these results to the Board and management and the Board have reaffirmed their belief that the Company's ongoing strategy is a better way to enhance value for shareholders. Management and the Board also believe that Dana's strategy is meeting its target to deliver substantially higher levels of performance for the remainder of 2003, 2004, and beyond - performance that they believe is not yet reflected in the current stock price.

3. DANA HAS ALREADY ACHIEVED SUCCESS IN EXECUTING ITS RESTRUCTURING PLAN. This success is evidenced by improved earnings performance, the generation of $540 million in asset sales, and the reduction of net debt by approximately $590 million over the past 18 months excluding approximately $710 million in asset sales and $580 million in debt reduction attributable to Dana Credit Corporation's disposition activities over the same period of time.

4. ARVINMERITOR'S PROPOSED TRANSACTION RAISES SERIOUS ANTITRUST ISSUES and is very likely to attract intensive scrutiny from government regulatory authorities, which may result in litigation to block the offer. Dana and ArvinMeritor are the only substantial North American producers of axles, driveshafts, and foundation brakes for medium- and heavy-duty trucks, with combined market shares ranging from 80 percent to 100 percent.
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5.   Although ArvinMeritor would need to make substantial borrowings to consummate its offer, when confronted by securities regulators from the State of Ohio, ArvinMeritor stated that it has not entered into any commitments or agreements to obtain any such financing. BASED ON ARVINMERITOR'S PUBLIC DISCLOSURES, THE SIZE OF THE REQUIRED FINANCING WOULD RESULT IN ARVINMERITOR HAVING AN 88% PRO FORMA DEBT-TO-CAPITAL RATIO, which would be among the highest in the automotive supply industry.

6. ARVINMERITOR'S OFFER IS HIGHLY CONDITIONAL, which creates significant uncertainty that the offer could ever be completed.

Ultimately, the Board concluded that there is virtually no rationale for accepting this offer, which represents inadequate value and a high level of risk for shareholders.

We are confident that with the substantial completion of our restructuring, the critical momentum we are beginning to achieve in our transformation efforts, our market leadership and the anticipated upward turn in our heavy-duty markets, we are positioned for solid growth as the industry recovers. We are also confident that as we go forward, the benefits of our restructuring and turnaround will enhance shareholder value.

ArvinMeritor's offer grossly undervalues Dana Corporation, our market leadership, and all that we have achieved together. Our collective efforts have resulted in tremendous progress in restructuring and transforming Dana. Now, our restructuring is in the final stages of completion, and the financial benefits are beginning to be realized. At the same time, Dana's transformation efforts, which include a renewed focus on technology enhancements, a sharper customer focus, and meaningful investments in a next-generation products, is beginning to achieve critical momentum, with solid growth prospects in the near future.

The Board believes that all of these achievements will ultimately be reflected in Dana's share price. And the management and Board strongly believe that, in keeping with their fiduciary duty to shareholders and efforts to uphold the best interests of employees and customers, rejecting ArvinMeritor's offer is the right decision for our company.

LOOKING FORWARD
We are confident that, with the substantial completion of our restructuring and the critical momentum we are beginning to achieve in transforming Dana, we are well positioned to outperform our peers as the industry recovers. Of course all of this is based upon the continued superb execution of our business plan and the continued superb execution of our business plan and the continued improvement of our performance. Each of us has an important responsiblity in this regard.

For nearly a century, the Dana Corporation has excelled in serving and supporting our customers' needs. For generations, Dana people have contributed innovation, quality, and a competitive spirit that have combined to build shareholder value and benefit our customers.

Through good times and bad, Dana has endured and prospered due to the dedication and teamwork of PEOPLE FINDING A BETTER WAY. I would like to express my thanks to each and every one of you for your continuing hard work. Our company was built through our collective efforts, and our continuing success is dependent on our ongoing focus on our responsibilities and our customers.

Thank you for all that you do for Dana each day.

                                               Sincerely,

                                               /s/ Joe Magliochetti

                                               Joe Magliochetti








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DANA'S SHAREHOLDERS ARE STRONGLY ADVISED TO CAREFULLY READ DANA'S
SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER REFERRED TO HEREIN BECAUSE IT CONTAINS IMPORTANT INFORMATION. FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT (INCLUDING ANY AMENDMENTS) FILED BY DANA WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE AT THE SEC'S WEB SITE AT WWW.SEC.GOV, OR AT THE DANA WEB SITE AT WWW.DANA.COM, AND ARE ALSO AVAILABLE, WITHOUT CHARGE, BY DIRECTING REQUESTS TO DANA'S INVESTOR RELATIONS DEPARTMENT.

STATEMENTS MADE IN THIS RELEASE INDICATING DANA'S, THE BOARD OF DIRECTORS' OR MANAGEMENT'S INTENTIONS, BELIEFS, EXPECTATIONS OR PREDICTIONS FOR THE FUTURE ARE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE ONLY PREDICTIONS AND MAY DIFFER MATERIALLY FROM ACTUAL OR FUTURE EVENTS OR RESULTS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND MAY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED. SUCH RISKS AND UNCERTAINTIES INCLUDE, WITHOUT LIMITATION, GLOBAL AND REGIONAL ECONOMIC CONDITIONS, BUSINESS CONDITIONS IN THE OVERALL AUTOMOTIVE INDUSTRY, AND THE COST AND TIMING OF DANA'S REPOSITIONING PLAN IMPLEMENTATION. THEY ALSO INCLUDE OTHER FACTORS DISCUSSED HEREIN AND THOSE DETAILED FROM TIME TO TIME IN DANA'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.